	-50,298.93

Adjustments to reconcile Net Income to Net Cash provided by operations:

Accounts Receivable (A/R)	-9,665.18
Inventory Asset	-2,932.60
Accum Deprec and Amort	279.00
AA CitiBusiness Credit Card	12,011.79
AmEx Green Card	2,166.98
AmEx Plum Card	-11,078.77
Capital One Card	-4,626.96
PayPal Line of Credit	2,198.55
Credit Card Line of Credit	0.00
Fundbox Invoice Advances	-1,239.42
Loan Payable:Loan Payable - Swift	9,289.62
Loan Payable:Personal Loan	4,862.51
Loan Payable:Square (working Capital)	738.45
Over Payment	0.00
PayPal Tax Agency Payable	0.00
Payroll Liabilities:OR Employment Taxes	247.41
Square Gift Card	0.00
WEFUNDER (crowdfunding)	84,886.00
Total Adjustments to reconcile Net to Net Cash provided by operations	87,137.3{
Net cash provided by operating acti⌐	$36,838.4!

INVESTING ACTIVITIES

Loan Fees	-2,546.58
Net cash provided by investing acti⌐	$ -2,546.!

FINANCING ACTIVITIES

Owner Contribution	3,159.88
Owner Draw	-4,483.47
Net cash provided by financing acti⌐	$ -1,323.!
NET CASH INCREASE FOR PERIOD	$32,968.2{
Cash at beginning of period	16,221.84
CASH AT END OF PERIOD	$49,190.1: